EXHIBIT 99.1

Cyber Attack on Evotec

07-Apr-2023 / 15:10 CET/CEST

The issuer is solely responsible for the content of this announcement.

Hamburg, Germany, – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces that on 06 April, 2023 a cyber attack occurred on Evotec‘s IT systems. As a result, the systems were shut down proactively and disconnected from the Internet to secure from data corruption or breaches. The IT systems are currently being examined and the scope of the impact is being reviewed. Highest diligence will be applied to data integrity.

 - End of the ad hoc release -

Contact: Dr Werner Lanthaler, Chief Executive Officer, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49.(0)40.560 81-242, Email: werner.lanthaler@evotec.com